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                             November 18, 2021

       Yanzhuan Zheng
       Chief Financial Officer
       Microvast Holdings, Inc.
       12603 Southwest Freeway, Suite 210
       Stafford, Texas 77477

                                                        Re: Microvast Holdings,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed November 2,
2021
                                                            File No. 333-258978

       Dear Mr. Zheng:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 18, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1 Filed November 2, 2021

       Prospectus Summary, page 1

   1. Please disclose that your auditor is located in China. Please also revise to disclose that trading in your
securities may be prohibited under the Holding Foreign Companies
                                                        Accountable Act if the
PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a
result an exchange may determine to delist your securities.
       Corporate Structure, page 12

   2. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors,
whether you have received such approvals and the consequences to you and your investors if
you do not receive or maintain the approvals, inadvertently conclude
 Yanzhuan Zheng
Microvast Holdings, Inc.
November 18, 2021
Page 2
         that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Risk Factors
The Public Company Accounting Oversight Board, page 54

3. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
        Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-
Pierce, Special Counsel at (202) 551-3754 with any questions.



FirstName LastNameYanzhuan Zheng                                Sincerely,
Comapany NameMicrovast Holdings, Inc.
                                                                Division of
Corporation Finance
November 18, 2021 Page 2                                        Office of
Manufacturing
FirstName LastName